Exhibit 99.4

Sanofi-aventis & AgaMatrix

Enter into Worldwide Agreement

on Blood Glucose Monitoring (BGM)

Solutions

- Partnership to Contribute to Improved Quality of Diabetes Care -

Paris, France - March 31, 2010 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) and AgaMatrix Inc. announced today that they have signed an agreement for the development, supply and commercialization of blood glucose monitoring (BGM) solutions.

Under the terms of the agreement, AgaMatrix and sanofi-aventis will co-develop innovative solutions in diabetes care with the aim to simplify patients’ and healthcare providers’ diabetes management experience. These BGM solutions will be exclusive to sanofi-aventis and are designed to be synergistic to sanofi-aventis’ diabetes portfolio.

“AgaMatrix provides us with an excellent opportunity to develop a comprehensive offer combining our leading insulins LANTUS® and APIDRA® with easy-to-use and reliable blood glucose monitors,” declared Pierre Chancel, Senior Vice President, and Head of the Global Diabetes Division. “This agreement is a concrete step towards fulfilling our vision to deliver integrated solutions to patients and become the partner of choice in the field of diabetes”.

The products under the agreement are aimed at reducing the perceived complexity of managing patients on insulin therapy. Starting in the second-half of 2010, sanofi-aventis will commercialize the first products of this partnership, which capitalizes on sanofi-aventis’ expertise with insulin and insulin delivery and builds on AgaMatrix’s advanced technology and BGM development capabilities.

This collaboration further demonstrates the ongoing commitment of sanofi-aventis to diabetes and is fully in line with our strategy to become a global diversified healthcare leader centered on patient needs.

About Blood Glucose Monitoring

Although diabetes is a chronic condition, it can usually be controlled with lifestyle changes and medication. Self-blood glucose monitoring allows a person to know their blood glucose level at any time, which helps prevent the immediate and potentially serious consequences of very high or very low blood glucose and enables tighter blood glucose control, which decreases the long-term risks of diabetic complications. Studies have proven that people with type 1 and 2 diabetes who maintain normal or near normal blood glucose levels have a lower risk of diabetes-related complications.

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The frequency of monitoring will depend upon the type of diabetes (1 or 2) and treatment used (insulin versus oral medications). For people with type 1 diabetes, frequent testing is the only way to safely and effectively manage blood glucose levels with the recommended frequency 4-7 times per day. For those with Type 2 diabetes, it can vary from 1-7, depending on disease stage, individual factors such as type of treatment (diet versus oral medication versus insulin), level of hemoglobin A1c (A1C), and treatment goals.

About Lantus® and Lantus® SoloSTAR®

LANTUS® is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients (6 years and older) with type 1 diabetes mellitus. LANTUS® demonstrates a peakless and sustained concentration/time profile over 24h thus reducing the risk of hypoglycemia and allowing a constant and high efficacy over 24h with one single daily injection. LANTUS® is the number one prescribed insulin worldwide. Lantus® SoloSTAR® is easy-to-use and requires a few straightforward steps to use it properly. Lantus® SoloSTAR® eliminates the need for the patient to change cartridges.

About AgaMatrix

AgaMatrix, a privately held company based in Salem, New Hampshire, develops and manufactures a line of blood glucose monitoring products featuring WaveSenseTM, a suite of patented technologies that personalize each test to provide world class accuracy, detecting and correcting for errors caused by differences in blood samples and environmental conditions.

About sanofi-aventis

Sanofi-aventis is a leading global pharmaceutical company that discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). More information about sanofi-aventis can be found on www.sanofi-aventis.com

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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